UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own for $1.55 per Share net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of Item 8(g) entitled “Litigation Filed by the Company Against KPN”:

“On August 13, 2009, KPN, Purchaser, Merger Sub, Eelco Blok and Joost Farwerck filed an answer (the “Answer”) denying each of the claims made by the Company in its August 3, 2009 lawsuit.  As part of the Answer, KPN and Purchaser also filed counterclaims (the “Counterclaims”) against the Company, Robert H. Brumley, Charles N. Corfield, Ofer Gneezy, W. Frank King and Gordon J. Vanderbrug (collectively, the “Counterclaim Defendants”) seeking declarative and injunctive relief relating to the adoption of the Rights Agreement.  The Counterclaims allege that (i) the adoption of the Rights Agreement without the participation or unanimous approval of the KPN Directors violated the terms of the Company’s By-Laws and the terms of the Purchase and Sale Agreement and (ii) the Counterclaim Defendants’ actions in declaring the Rights and causing the Company to enter into the Rights Agreement were outside of their authority and constituted a breach of fiduciary duty to act with care and the utmost good faith and loyalty and that Counterclaim Defendants further breached their fiduciary duties by foreclosing the minority shareholders’ opportunity to accept the terms of the Offer and by taking actions intended to dilute the interest of KPN and Purchaser in the Company.  KPN and Purchaser have requested an order: (1) dismissing the Company’s August 3, 2009 complaint in its entirety; (2) declaring that the By-Laws and the Purchase and Sale Agreement are valid and enforceable against the Counterclaim Defendants; (3) declaring that the Rights and the Rights Agreement are null and void; (4) declaring that Mr. Brumley, Mr. Corfield, Mr. Gneezy, Mr. King and Mr. Vanderbrug breached their fiduciary duty in declaring the Rights and adopting the Rights Agreement; (5) enjoining the Company, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them from taking any unlawful steps to impede or frustrate the ability of the Company’s shareholders to consider and make their own determination as to whether to accept the terms of the Offer, or to take any other unlawful action to thwart or interfere with the Offer; (6) awarding KPN and Purchaser their costs and disbursements in the lawsuit, including reasonable attorney’s fees and (7) granting such other and further relief as the Court deems just and proper.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(15)	Press release issued by the Company on August 13, 2009

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

By:	/s/ Ofer Gneezy
	Name:	Ofer Gneezy
	Title:	President and Chief Executive Officer

Dated:  August 13, 2009

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